Exhibit (a)(5)(iii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of The Hackett Group, Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated August 28, 2013, and the Letter of Transmittal, and any amendments or supplements thereto. We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in that jurisdiction, provided that we will comply with the requirements of Rule 13(e)-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended.

Notice of Offer to Purchase for Cash

by

The Hackett Group, Inc.

of

Up to $35.75 Million in Value of Shares of its Common Stock

At a Purchase Price

Not Greater Than $6.50 per Share

Nor Less Than $5.75 per Share

The Hackett Group, Inc., a Florida corporation (the “Company”), is offering to purchase up to $35.75 million in value of shares of its common stock, $0.001 par value per share (the “Shares”), at a price not greater than $6.50 nor less than $5.75 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 28, 2013 (the “Offer to Purchase”), and the Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON SEPTEMBER 26, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, the Company will determine a single per Share purchase price, not greater than $6.50 nor less than $5.75 per Share, to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer, taking into account the total number of Shares tendered and the prices specified by tendering stockholders. The Company will select the single lowest purchase price (in multiples of $0.05) within the price range specified above that will allow it to purchase up to $35.75 million in value of Shares. If, based on the purchase price determined by the Company, Shares having an aggregate value of less than $35.75 million are properly tendered, not properly withdrawn from and accepted pursuant to the Offer, the Company will select the lowest price that will allow the Company to buy all the Shares that are properly tendered, not properly withdrawn from and accepted pursuant to the Offer before the Offer expires. All Shares the Company purchases in the Offer will be acquired at the same purchase price regardless of whether any stockholder tenders at a lower price. Only Shares properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn will be purchased. However, because of the proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered at or below the purchase price if, based on the purchase price determined by the Company, more than $35.75 million in value of Shares are properly tendered, not properly withdrawn from and accepted pursuant to the Offer. Shares not purchased in the Offer will be returned to the tendering stockholders at the Company’s expense promptly after the expiration date of the Offer. The Company reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

As of August 15, 2013, there were approximately 31,615,018 Shares issued and outstanding. At the maximum purchase price of $6.50 per Share, the Company could purchase 5,500,000 Shares if the Offer is fully subscribed, which would represent approximately 17.4% of the issued and outstanding Shares as of August 15, 2013. At the minimum purchase price of $5.75 per Share, the Company could purchase 6,217,391 Shares if the Offer is fully subscribed, which would represent approximately 19.7% of the issued and outstanding Shares as of August 15, 2013. The Shares are listed and traded on the NASDAQ Global Market under the symbol “HCKT.” Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the Offer.

The Offer will expire at 5:00 p.m., New York City time, on September 26, 2013, unless the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender Shares must specify the price or prices, not greater than $6.50 nor less than $5.75 per Share, at which they are willing to sell their Shares to the Company in the Offer. Alternatively, stockholders desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer, which could result in the tendering stockholder receiving the minimum price of $5.75 per Share. See the Offer to Purchase for recent market prices for the Shares. Stockholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if, based on the purchase price determined by the Company, Shares having an aggregate value in excess of $35.75 million (or such greater amount as the Company may elect to pay, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the expiration date of the Offer, the Company will purchase Shares as follows:

•

first, Hackett will purchase all Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustments to avoid purchases of fractional Shares, until Hackett has purchased Shares resulting in an aggregate purchase price of $35.75 million; and

•	second, only if necessary to permit Hackett to purchase $35.75 million in value of Shares (or such greater amount as the Company may elect to pay, subject to applicable law), the Company will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the per Share purchase price for all of the Shares accepted for payment pursuant to the Offer promptly after the expiration date of the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal, including any required signature guarantee (or, in the case of a book-entry transfer, an agent’s message (as defined in the Offer to Purchase)); and (iii) any other required documents.

Because of the difficulty in determining the number of Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer, and because of the proration and conditional tender provisions described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least four business days after the expiration date of the Offer. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date of the Offer.

Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the expiration date of the Offer and, unless such Shares have been accepted for payment as provided in the Offer, stockholders may also withdraw their previously tendered Shares at any time after 12:00 Midnight, New York City time, on October 23, 2013. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. None of the Company, its Board of Directors, Georgeson Inc., as the information agent (the “Information Agent”), Computershare Trust Company, N.A., as the depositary (the “Depositary”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company is making the Offer because we believe that the modified Dutch auction tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide all of the Company’s stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides stockholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the trading of the Shares on the NASDAQ Global Market) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them.

The Offer also provides stockholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales.

The receipt of cash for tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company, as described in Section 13 of the Offer to Purchase. Because it is unclear which characterization applies, the Company intends to treat such payment as a dividend distribution for withholding purposes. Accordingly, payments to Non-U.S. Holders will be subject to withholding at a rate of 30% of the gross proceeds paid, unless the Non-U.S. Holder establishes an entitlement to a reduced or zero rate of withholding by timely completing, under penalties of perjury, the applicable IRS Form W-8. A Non-U.S. Holder may also be subject to tax in other jurisdictions on the disposal of Shares. All stockholders should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult their own tax advisors with respect to their particular circumstances.

The Company’s Board of Directors has authorized us to make the Offer. However, none of the Company, its Board of Directors, the Information Agent, or the Depositary makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which stockholders may choose to tender their Shares. None of the Company, its Board of Directors, the Information Agent, or the Depositary has authorized any person to make any recommendation with respect to the Offer. Stockholders should carefully evaluate all information in the Offer to Purchase and in the Letter of Transmittal and should consult their own financial and tax advisors. Stockholders must decide whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which a stockholder will tender. In doing so, a stockholder should read carefully the information in the Offer to Purchase and in the Letter of Transmittal before making any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to all holders of the Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares, as reflected on the records of the transfer agent as of August 28, 2013. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor
Jersey City, NJ 07310
All Holders Call Toll Free: (866) 628-6023

August 28, 2013